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February 20, 2008	57522.00011

VIA EDGAR

Mr. Michael Pressman

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Critical Path, Inc.

Schedule 14A (File No. 000-25331) filed on December 26, 2007

Schedule 13E-3 (File No. 005-56169) filed on December 26, 2007

Dear Mr. Pressman:

On behalf of our client, Critical Path, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3”) of the Company, General Atlantic Partners 74, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH Co. & KG, Campina Enterprises Limited, Cenwell Limited, Richmond CP LLC, Peter Kellner, Vectis-CP Holdings, LLC, CP Holdco, LLC and CP Merger Co. (collectively, the “Filing Persons”). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement and the Schedule 13E-3 by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated January 16, 2008 relating to the Company’s preliminary proxy statement and the Schedule 13E-3, each filed with the Commission on December 26, 2007. We have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Schedule 14A

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why Mr. Tinsley, Mr. Ma and each of the

Mr. Michael Pressman

February 20, 2008

parties subject to the voting agreement is not an affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13E-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The Designated Directors

The Company respectfully submits that neither Mr. Tinsley nor Mr. Ma is an affiliate engaged in a Rule 13e-3 transaction. The Staff has set forth a two-prong test to determine filing person status under Rule 13e-3: (i) whether an entity or a person is an “affiliate” of the issuer within the scope of Rule 13e-3; and (ii) whether such affiliates should be deemed to be engaged, directly or indirectly, in the going private transaction. See Current Issues and Rulemaking Projects Outline (Nov. 14, 2000) (the “Outline”), Section II.D.3.1

The Designated Directors Are Not Affiliates of Critical Path

The Company respectfully submits that neither Mr. Tinsley nor Mr. Ma is an affiliate of the Company for purposes of Rule 13e-3 because, based on their status as designated directors and the other relevant facts, they do not exercise control over the Company. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that controls, directly or indirectly, such issuer. The Commission has indicated that it does not view a person’s role as a director, by itself, as sufficient to confer affiliate status. See Release No. 34-16075 n. 6 (1979) (“For the purpose of these [going private] transactions, the Commission would not view a person as an affiliate of the purchaser solely because such person . . . is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”).

We believe that for purposes of determining affiliate status, the relationship of a “traditional” director to an issuer is different than that of a designated director to an issuer. A traditional director can be an affiliate because he or she is appointed by the shareholders and exercises independent control within the meaning of Rule 12b-2. In contrast, a designated director is appointed by an affiliated shareholder,

1 According to the Staff, a “Rule 13e-3 transaction” consists of the following elements: “(1) an issuer or an affiliate of such issuer; (2) engaging in one or more of certain specified transactions; (3) having a purpose or reasonable likelihood of resulting in one or more specified effects. Since these elements are in the conjunctive, all must be present for the Rule to be applicable.” See Release No. 34-17719 (April 13, 1981).

Mr. Michael Pressman

February 20, 2008

and as such, the designated director’s authority is derivative of or reflective of the affiliate that appointed him or her. He or she acts at the behest of such affiliate, subject to his or her fiduciary duties. See generally Release No. 34-28869, Section II.A.1 n. 27 (1991) (recognizing judicial interpretations of Section 16 imposing additional reporting obligations on entities appointing designated directors). Accordingly, while a traditional director occupies a board seat at the discretion of the shareholders, a designated director occupies a seat held by and represents, subject to fiduciary duties, the interest of a particular affiliated shareholder. We believe that without other indicia of control, a designated director is not an affiliate of the issuer. See Release No. 34-16075 n. 6.

The Company’s Board of Directors consists of eight persons, and Mr. Tinsley and Mr. Ma are the only designated directors serving on the Board. Applying the Rule 13e-3 “affiliate” analysis to the facts and circumstances in this instance demonstrates that neither Mr. Tinsley nor Mr. Ma has the requisite indicia of control to be considered an affiliate of the Company, and the disclosure on page 101 of the Proxy Statement has been revised to further clarify Mr. Tinsley’s and Mr. Ma’s status as designated directors and lack of control over their respective designating shareholders. Further, each of Mr. Tinsley and Mr. Ma is one of eight directors on the Company’s Board of Directors and was not and is not in a position to control the vote or quorum requirements with respect to any action by the Company’s Board of Directors. In addition, neither Mr. Tinsley nor Mr. Ma is individually a party to any agreement or contract with the Company as a lender, supplier or customer of the Company and therefore does not exercise any control or influence over the Company in such capacities.

As a designated director, Mr. Tinsley was nominated by the General Atlantic shareholders pursuant to the Company’s stockholders agreement. See the caption “Information About Management of the Company and the Affiliated Shareholders” beginning on page 100 of the Proxy Statement. Mr. Tinsley is not an officer (and is not otherwise an employee) of the Company and, as a director, is not engaged in, and does not manage, the day-to-day operations of the Company. To the Company’s knowledge, Mr. Tinsley individually holds no shares of the Company’s stock and his only option grant is under water. It is the Company’s understanding that Mr. Tinsley is one of 28 Managing Directors of General Atlantic LLC, and consequently does not control the vote or quorum requirements with respect to any action by General Atlantic LLC or any General Atlantic shareholders involving or concerning the Company.

The Company respectfully submits that like Mr. Tinsley, Mr. Ma is not an affiliate of the Company or a control person with respect to the shareholders that appointed him. Mr. Ma was nominated by the CKH shareholders, pursuant to the Company’s stockholders agreement, and he is not an officer (and is not otherwise an employee) of the Company. See page 101 of the Proxy Statement. As a director, Mr. Ma is not engaged in, and does not manage, the day-to-day operations of the Company. To the Company’s knowledge, Mr. Ma holds no shares of the

Mr. Michael Pressman

February 20, 2008

Company’s stock, and he and the Company agreed to cancel all of his options prior to the closing of the merger pursuant to a Stock Option Waiver and Cancellation Agreement dated December 5, 2007. It is the Company’s understanding that Mr. Ma is neither an executive officer nor director of any of CKH (whose principal management and policies are determined by the executive directors on its board of directors) or the CKH shareholders. It is also the Company’s understanding that Mr. Ma is not in charge of any of the principal business units of CKH, and he does not currently hold any equity interest in CKH or the CKH shareholders.

Because the applicable facts demonstrate that neither Mr. Tinsley nor Mr. Ma has the requisite indicia of control over the Company, the General Atlantic shareholders or the CKH shareholders, we respectfully submit that neither Mr. Tinsley nor Mr. Ma is an affiliate of the Company within the meaning of Rule 13e-3(a)(1).

The Designated Directors Are Not Engaged in a Rule 13e-3 Transaction

In addition, the Company respectfully submits that neither Mr. Tinsley nor Mr. Ma is engaged in the Rule 13e-3 transaction. The issue of whether management is “engaged” in a going private transaction depends “on the particular facts and circumstances of the transaction,” including whether such management would: (i) “hold a material amount of the surviving company’s outstanding equity securities”; (ii) “occupy seats on the board of [the surviving] company in addition to senior management positions”; or (iii) “otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e. . . . whether through the ownership of voting securities, by contract, or otherwise.).” See Outline, Section II.D.3.

Applying the particular facts and circumstances to the factors listed in the Outline demonstrates that neither Mr. Tinsley nor Mr. Ma is “engaged” in the Rule 13e-3 transaction. As mentioned above, to the Company’s knowledge, Mr. Tinsley holds no shares of the Company’s stock and his sole option grant of 120,000 shares is under water and therefore has no current value. Mr. Ma was appointed to the board in August of 2007 and, as mentioned above, he holds no stock in the Company and he agreed to cancel all of his options prior to the closing of the merger. There are no agreements providing for their continued service on the board of the surviving entity, which in any event would remain at the discretion of the General Atlantic shareholders and CKH shareholders, respectively. Moreover, the transactions were reviewed and approved by a Special Committee of the Board of Directors of the Company consisting of four independent directors. Neither Mr. Tinsley nor Mr. Ma was a member of the Special Committee and neither participated in the deliberations of the Special Committee or the meeting of the Board of Directors in which the transactions and related documentation were approved. Both of them abstained from the vote on the transactions.

Mr. Michael Pressman

February 20, 2008

Moreover, under similar circumstances in the past two years, directors – including designated directors – have not been required to become signatories to the Schedule 13E-3. See, e.g., Amendments to Schedules 13E-3 (and, as applicable, related Staff comment letters and issuer responses) for the following issuers, which are listed in order of filing date:

•	Alfa Corp. filed November 30, 2007 (designated directors not required to file);

•	Suntron Corp. filed October 3, 2007 (designated directors not required to file);

•	Spear & Jackson, Inc. filed July 10, 2007 (directors held no securities and were not in a position to control surviving entity);

•	National Health Realty, Inc. filed April 18, 2007 (directors did not control participating affiliates or hold equity in or receive other benefits from surviving corporation);

•	TD Banknorth Inc. filed March 6, 2007 (designated directors not required to file);

•	Netratings, Inc. filed Feb. 28, 2007 (designated directors not required to file);

•	Four Seasons Hotels Inc. filed on Feb. 27, 2007 (designated director not required to file because not in control of acquiring shareholder and limited equity interest in issuer);

•	Shell Canada Ltd. filed Feb. 8, 2007 (designated directors not required to file);

•

Republic Bancshares of Texas, Inc. filed Sept. 26, 2006 (executive officer serving as President and CEO not required to file even though he held equity in the surviving corporation because he did not participate in the technical going-private transaction);

•	Aegis Communications Group Inc. filed Sept. 19, 2006 (designated directors not required to file);

•	Eupa International filed June 1, 2006 (designated directors not required to file); and

•	iPayment Inc. filed Feb. 6, 2006 (designated directors not required to file even though they held equity interests in the surviving corporation).

Treating the Designated Directors as Filing Persons Would Not Further the Purpose of Rule 13E-3

The purpose of filing, disclosure and dissemination requirements of Rule 13e-3 is to “ensure that the holders of the class of securities which is the subject of the Rule 13e-3 transaction receive information from and regarding the issuer and each of its affiliates engaged in the transaction.” See Release No. 34-17719, Section III. In addition to the substantive points discussed above, requiring Mr. Tinsley or Mr. Ma to be a filing person would not provide any meaningful disclosure to the Company’s stockholders who are voting on the transaction because General Instruction C to Schedule 13E-3 provides for

Mr. Michael Pressman

February 20, 2008

the disclosure of virtually identical information for both directors and filing persons. Under these facts and circumstances, we respectfully submit that the disclosure to be provided by the General Atlantic shareholders and the CKH shareholders complies with the letter and the purpose of Rule 13e-3.

Additional Series E Holders

We respectfully submit that none of Crosslink Crossover Fund IV, L.P. (“Crosslink”), Dragonfield Limited (“Dragonfield”) or Lion Cosmos Limited (“Lion Cosmos,” and together with Crosslink and Dragonfield, the “Additional Series E Holders”) is an affiliate engaged in a Rule 13e-3 transaction.

The Additional Series E Holders Are Not Affiliates

The Company respectfully submits that none of the Additional Series E Holders are affiliates of the Company for purposes of Rule 13e-3 because, based on the specific facts and circumstances, none of them own enough securities or have other indicia of control necessary to exercise direct or indirect control over the Company. The table below sets forth, as of February 1, 2008, for each of the Additional Series E holders, the General Atlantic shareholders and the CKH shareholders, respectively, (i) the current fully-diluted percentage of shares of common stock of the Company held by such holder on a fully-diluted and as-converted to common stock basis (assuming conversion of all preferred shares and other convertible securities into common stock of the Company); (ii) the percentage of shares of Series E preferred stock currently held by such holder; and (iii) the percentage of common stock expected to be held following the transactions (following the expected reverse stock split of the Series E preferred stock and the conversion of all preferred shares and other convertible securities and the 13.9% notes into common stock of the Company) and assuming that none of the outstanding shares of preferred stock are converted into common stock prior to the effective time of the merger:2

Additional Series E Holders				Affiliated Shareholders
Holder	Current As-Converted	Current Series E	Post- Transactions Common	Holder	Current As-Converted	Current Series E	Post- Transactions Common
Crosslink	2.7%	7.1%	0.9%	GA shareholders	29.1%	15.2%	37.4%
Dragonfield	0.5%	1.4%	0.2%	CKH shareholders	13.9%	13.5%	32.3%
Lion Cosmos	1.4%	3.7%	0.5%	Vectis	3.7%	—	1.2%
				Peter Kellner and affiliates	5.1%	7.0%	5.8%

2 The current as-converted and current Series E percentages shown on the table above may differ slightly from those under the caption “Security Ownership of Certain Beneficial Owners and Management” on page 94 of the Proxy Statement, because the percentages set forth in such section of the Proxy Statement are calculated by including shares of common stock and preferred stock that a person has a right to acquire within 60 days.

Mr. Michael Pressman

February 20, 2008

As the table demonstrates, none of the Additional Series E holders currently holds a controlling interest in either the Company as a whole or the Series E preferred shares. Moreover, none of the Additional Series E Holders will hold a controlling interest in the Company or any series or class of its securities following the consummation of the transactions. Following the expected merger, reverse stock split and conversion of convertible securities and 13.9% notes of the Company into common stock described on page 1 of Proxy Statement (“Summary Term Sheet”), none of the Additional Series E Holders will possess more than 0.9% of the outstanding common stock of the Company.

The Additional Series E Holders do not have any other indicia of control over the Company. The Additional Series E Holders did not appoint a representative to the Company’s Board of Directors and none of their agents occupy management positions with the Company. None of the Additional Series E Holders participated in the negotiation of the transactions or in the deliberations of the Special Committee or the Board of Directors. Also, under the Company’s governing documents, the Additional Series E Holders do not have minority veto rights or other contractual rights that would permit them to exercise governance control over the Company other than those rights to vote on certain matters generally held by all Series E shareholders, which vote they do not control. None of the Additional Series E Holders is a party to the Conversion and Contribution Agreement, which establishes the ownership structure for the Company following the merger. In summary, we don’t believe that any of the Additional Series E Holders is an affiliate before the transactions and none will become an affiliate after the transactions.

The Additional Series E Holders Are Not Engaged in a Rule 13e-3 Transaction

Additionally, the Company respectfully submits that, based on the particular facts and circumstances, none of the Additional Series E Holders are “engaged” in a Rule 13e-3 transaction within the meaning of the Rule.

None of the Additional Series E Holders initiated the transaction, negotiated its terms or participated in deliberations of the Board of Directors or Special Committee. Following negotiations between the Company and the General Atlantic shareholders and CKH shareholders, the Additional Series E Holders were invited to enter into the voting agreement in order to increase the likelihood that the transactions will be consummated and lessen the risk of damage to the Company by a failed transaction. The involvement of

Mr. Michael Pressman

February 20, 2008

the Additional Series E Holders in the entire process leading up to the signing of definitive documents was limited to their signing a garden variety voting agreement designed to benefit the Company, and which confers no special benefit on any of the Additional Series E Holders. Thus, the Additional Series E Holders are not being treated any differently in the transactions than any other unaffiliated shareholders.

The entry by the Additional Series E Holders into the voting agreement, in the absence of an affiliate relationship with the Company or a material benefit deriving from such agreement, should not amount to (and we believe historically has not amounted to) engaging in a Rule 13e-3 transaction.

Ace Paragon

The Company also considered whether Ace Paragon Holdings Limited (“Ace Paragon”) should be a filing person with respect to the Schedule 13E-3, and the Company concluded that it should not, for substantially the same reasons that apply to the Additional Series E Holders. Like the Additional Series E Holders, Ace Paragon is a holder of a minority of Series E preferred shares in the Company and its only nexus with the Rule 13e-3 transactions is its entry into the voting agreement.

Ace Paragon Is Not an Affiliate of the Company

The Company respectfully submits that Ace Paragon is not an affiliate of the Company for purposes of Rule 13e-3 because it does not exercise direct or indirect control over the Company. Currently, both the General Atlantic shareholders and the CKH shareholders own a larger percentage of the Company’s common stock on an as-converted to common stock basis than Ace Paragon. As of February 1, 2008, Ace Paragon held approximately 26.7% of the Series E preferred shares of the Company as compared with the 47.9% of Series E preferred shares held by the other parties to the voting agreement. Following the transactions, Ace Paragon is expected to hold 3.3% of the Company’s common stock as compared with the 76.7% that is expected to be held by the Company’s affiliated shareholders (in each case, assuming that none of the outstanding shares of preferred stock are converted into common stock prior to the effective time of the merger). Thus, Ace Paragon does not currently hold a controlling interest in the Company and it will not hold a controlling interest following the consummation of the transactions.

In addition to its absence of voting control, Ace Paragon does not possess other indicia of control on which basis it could be construed as an affiliate of the Company. Unlike the General Atlantic shareholders and CKH shareholders, each of which negotiated for the ability to appoint a designated director in connection with their acquisition of Series E preferred shares, Ace Paragon did not negotiate for, and is not

Mr. Michael Pressman

February 20, 2008

represented by, a designated director. Moreover, none of the agents or representatives of Ace Paragon occupy management positions with the Company, and Ace Paragon does not have minority veto rights or other contractual rights that would permit it to exercise governance control over the Company other than those rights to vote on certain matters generally held by all Series E shareholders, which vote they do not control. Also, Ace Paragon is not a party to the Conversion and Contribution Agreement, which establishes the ownership structure for the Company following the merger.

Not only does Ace Paragon not have potential control of the Company, but the Company attests that it also has not attempted to exert control over the Company since its acquisition of Series E preferred shares. Indeed, Ace Paragon has treated its equity stake in the Company as a passive investment, which is illustrated by its lack of involvement in the transactions and its lack of participation in the negotiation of the transactions and in the deliberations of the Special Committee or the Board of Directors, as described below.

Ace Paragon Is Not Engaged in a Rule 13e-3 Transaction

Additionally, the Company respectfully submits that Ace Paragon is not “engaged” in a Rule 13e-3 transaction. Ace Paragon did not initiate or negotiate the terms of the transactions or participate in the deliberations of the Board of Directors or Special Committee. Like the Additional Series E Holders, the involvement of Ace Paragon in the transactions was limited to its signing a garden variety voting agreement that confers no special benefit on it. Thus, Ace Paragon is being treated the same as the Additional Series E Holders and the other unaffiliated shareholders with respect to the transactions. Under these circumstances, the Company does not believe that Ace Paragon’s entry into the voting agreement rises to the level to engaging in a Rule 13e-3 transaction.

Release of Ace Paragon from the Voting Agreement

Since Ace Paragon is neither an affiliate nor engaged in a Rule 13e-3 transaction, the Company respectfully submits that Ace Paragon is not required to sign the Schedule 13E-3 and that the current disclosure on page 81 of the Proxy Statement of Ace Paragon as a signer of the voting agreement provides full disclosure in compliance with Rule 13E-3. In order to expedite the review of the Schedule 13E-3 and to resolve this comment, if the Staff continues to have concerns about the status of Ace Paragon, the other parties to the voting agreement would be prepared to amend the agreement to release Ace Paragon as a party thereto (which, by its terms, does not require the consent of Ace Paragon). Since the voting agreement is Ace Paragon’s only nexus to the transactions in any capacity other than as a shareholder, the Company believes that releasing Ace Paragon from the voting agreement would also resolve this comment. In such event, Ace Paragon would

Mr. Michael Pressman

February 20, 2008

have no arrangements, agreements or understandings with the Company or the controlling shareholders with respect to the transactions.

2. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). The disclosure in the proxy statement should also be revised to address these as separate matters.

In response to the Staff’s comment, the Company has “unbundled” the matters to be voted on at the special meeting with respect to the amendments to its amended and restated articles of incorporation. The Company has revised the disclosure on the face of the Notice of Special Meeting to Shareholders, under the caption “Q: What are the shareholders being asked to vote on at the special meeting?” on page 58 of the Proxy Statement, under the caption “Proposals” on page 65 of the Proxy Statement as well as on the face of the proxy card, attached as Annex M to the Proxy Statement, to list separately each amendment to our amended and restated articles of incorporation to be voted upon at the special meeting. In addition, the description of the vote required to approve each matter to be voted upon at the special meeting appearing in the Notice of Special Meeting to Shareholders, under the caption “Q: Who can vote at the special meeting and what vote is required to approve each proposal?” on page 59 of the Proxy Statement and under the caption “Vote Required” beginning on page 66 of the Proxy Statement, has also been revised.

California law requires that any amendment (with certain limited exceptions that are not applicable in this case) to the Company’s amended and restated articles of incorporation be approved by a majority of the voting power of the Company’s capital stock. Furthermore, as set forth under the caption “Required Vote” beginning on page 66 of the Proxy Statement, California law also requires that certain of the amendments to the Company’s amended and restated articles of incorporation be approved by separate class votes of certain classes of the Company’s capital stock. Accordingly, in addition to presenting separately the amendments to the amended and restated articles of incorporation to be voted on at the special meeting to satisfy the “unbundling” rule, the Company has also maintained the approval of the second amended and restated articles of incorporation as a whole as a separate matter to be voted upon by holders of the Company’s common stock, Series D preferred stock and Series E preferred stock, each voting as a separate class and also voting together as a single class on a modified as converted basis as described in the Proxy Statement.

3. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Mr. Michael Pressman

February 20, 2008

In response to the Staff’s comment, the Company has added the appropriate disclosure on the cover of the Proxy Statement as well as on the face of the form of proxy card, attached as Annex M to the Proxy Statement.

4. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(l)(ii). Please revise the proxy statement to relocate the “Special Factors” so that it immediately follows the summary term sheet.

In response to the Staff’s comment, the Company has relocated the section entitled “Special Factors” in the Proxy Statement to immediately follow the section entitled “Summary Term Sheet.”

Summary Term Sheet, page 1

5. Delete the statement that the summary of the fairness opinion is “qualified in its entirety by reference to the full text of the fairness opinion.” Investors are entitled to rely upon your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Fairness Opinion of the Special Committee’s Financial Advisor” on page 7 of the Proxy Statement to delete the above-referenced language.

Special Factors, page 10

6. We note your reference to your work with a series of financial advisors. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

The Company acknowledges the Staff’s comment and respectfully submits that none of the “reports, opinions or appraisals” of the Company’s prior financial advisors is materially related (within the meaning of Item 1015 of Regulation M-A) to the current transactions. As discussed under the caption “Background of the Transactions” beginning on page 10 of the Proxy Statement, the Company has, over the past several years, worked with a number of financial advisors to explore and evaluate various strategic alternatives, a large number of which related only to subsets of the Company’s business or assets and the majority of which did not evolve past the discussion stage. In addition, during the period leading up to the present transactions, various financial advisors presented preliminary pitch materials to the Company, however, such advisors were not engaged by the

Mr. Michael Pressman

February 20, 2008

Company at the time and such materials did not relate to a specific transaction. While one of such pitch presentations—preliminary discussion materials presented by Updata and delivered to the Company in early March 2007—contained an implied valuation estimate, such estimate related to a hypothetical transaction with a private equity sponsor(s) and was based on available market data rather than actual discussions with a potential sponsor.

No report, opinion or appraisal relating to a specific transaction prepared by a prior financial advisor that was engaged by the Company at the time of preparation has been delivered to the Company since late April 2006. As Oppenheimer & Co. Inc. (“Oppenheimer”), the special committee’s financial advisor in connection with the merger, was not engaged until September 21, 2007 and did not deliver its fairness opinion until November 19, 2007 and the Company did not enter into the merger agreement until December 5, 2007, no report, opinion or appraisal delivered to the Company by any prior financial advisor was prepared proximate in time to the current transactions. Furthermore, since April 2006, the Company’s financial condition has declined significantly. The Company’s cash position has eroded since the sale of its hosted messaging assets in early 2006 as the revenues generated by the Company’s mobile messaging business were, and continue to be, significantly lower than expected. In July 2007, the Company’s obligations with respect to the repayment of its 13.9% promissory notes due June 30, 2008 and the mandatory redemption of its preferred stock shifted from long-term to current, casting severe doubt on the Company’s ability to continue operating as a going concern. Consequently, the Company’s stock price has declined 79% from $0.34 on April 1, 2006 to $0.07 on December 4, 2007, the day prior to the board of director’s approval of the transactions. Due to the combination of these factors, the financial information set forth in any report, opinion or appraisal prepared by prior financial advisors would not be a reliable basis for comparison because the assumptions on which the information was modeled at the time are outdated and no longer relevant.

The Company respectfully advises the Staff that the special committee did not receive or rely upon any report, opinion or appraisal, written or oral, of any financial advisor previously retained by the Company. Disclosure clarifying this point has been added under the caption “Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Merger” on page 37 of the Proxy Statement.

The preliminary analysis of Oppenheimer presented to the special committee in late October 2007 was provided at the request of the committee solely as an example of the type of analysis and process that Oppenheimer intended to undertake in formulating its fairness opinion. Oppenheimer has informed the Company that none of the information in the preliminary analysis was used in preparing the fairness opinion. Consequently, the Company believes that such preliminary analysis is not “materially related” to the transactions because these materials were superseded by the fairness opinion and related presentation delivered by Oppenheimer on November 19, 2007.

Mr. Michael Pressman

February 20, 2008

The Company respectfully maintains that it has previously filed all written materials required to be filed pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

Special Committee and Board of Directors Determination of Fairness, page 43

7. Please disclose the factors the board considered in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A, If one party relied on the analysis of another, such as the special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Special Committee and Board of Directors’ Determination of Fairness” on page 35 of the Proxy Statement to expressly state that the board of directors adopted the analysis and conclusions of the special committee.

8. Please revise your disclosure with respect to the board, the special committee and the affiliated shareholders to separately address procedural and substantive fairness as to unaffiliated holders of the subject class of securities. Please relocate disclosure relating to fairness to holders of other securities so that it appears outside of the special factors section.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Merger” beginning on page 36 of the Proxy Statement to address only the fairness of the transactions to the holders of common stock. The Company has relocated the discussion of the fairness of the transactions to the holders of Series D preferred stock and Series E preferred stock to the section entitled “Other Considerations” beginning on page 56 of the Proxy Statement.

Reasons for the Special Committee’s Determination, page 44

9. If the disclosure in this section is intended to satisfy your Item 1014 of Regulation M-A disclosure, please disclose in reasonable detail all material factors upon which the fairness determination is based as opposed to discussing “a number of factors” that the committee believed supported its decision.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the phrase “number of factors” under the caption “Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Merger” was not intended to indicate that additional factors beyond those discussed were also considered by the special committee but not disclosed; rather, such phrase was intended to reflect that the factors listed in the disclosure were numerous and that the special committee’s analysis was thorough. In response to the Staff’s comment, the disclosure on page 36 of

Mr. Michael Pressman

February 20, 2008

the Proxy Statement has been revised to eliminate the phrase to avoid ambiguity and to instead refer to “the following” factors.

10. Generally, all of the factors outlined in instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. In that regard, we are unable to locate a discussion of historical stock prices, liquidation value or going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

The Company acknowledges the Staff’s comment and respectfully submits that the discussion of liquidation value in the fourth bullet point under the caption “Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Merger” provides sufficient detail regarding the relevance of a liquidation value analysis to the special committee’s determination. In response to the Staff’s comment, additional disclosure has been provided on page 37 of the Proxy Statement to indicate that historical stock prices and a going concern valuation were not considered by the special committee as relevant to its analysis, with an explanation as to why such matters were not considered.

11. Revise the discussion of procedural fairness to address Item 1014(d) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board’s belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 3447719 for additional guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the special committee believes the merger is fair notwithstanding the absence of any requirement that unaffiliated stockholders separately approve the transaction for the various reasons listed under the caption “Reasons for the Special Committee’s Determination; Effects of the Transactions; Fairness of the Merger” beginning on page 36 of the Proxy Statement. The disclosure on page 38 of the Proxy Statement has been revised to expressly state this fact. The Company notes particularly that the special committee is composed entirely of independent directors who negotiated the merger and the transactions contemplated thereby on an arm’s length basis with the aid of its own legal and financial advisors.

12. We note that the special committee considered the absence of a “non-solicitation” condition as a factor in favor of fairness. Please clarify what consideration was given to the limitations placed on consideration of alternative proposals.

The Company acknowledges the Staff’s comment and respectfully advises the Staff, as discussed in a conversation with Mr. Michael Pressman of the Staff by telephone

Mr. Michael Pressman

February 20, 2008

on January 23, 2008 that the relevant section of the merger agreement permits the special committee to solicit alternative transactions and to change its recommendation or terminate the merger agreement if a “superior proposal” is identified and if failure to engage in such proposal would be inconsistent with the fiduciary duties of the special committee, subject to the payment of the affiliated stockholders’ expenses incurred in connection with the merger agreement, ancillary documents to the merger agreement and the transactions contemplated thereby, up to an aggregate amount of $750,000. The Company notes that, in the experience of its counsel and that of the special committee, it is unusual for a merger target to retain the ability to solicit alternative transactions after entering into a definitive merger agreement. The Company believes this level of flexibility reflects, in part, the extensive efforts of the Company to identify alternative transactions prior to embarking upon the present transaction.

Fairness Opinion of the Special Committee’s Advisor, page 48

13. Please disclose any relationships between filing persons and Oppenheimer in the preceding two years, including any consideration paid.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a prior special committee of the Company’s board of directors considered engaging Oppenheimer in December 2006 in connection with the committee’s evaluation of another transaction. Representatives of Oppenheimer sat in on several telephone calls with members of the prior special committee and familiarized itself with the Company’s background and structure. By mid-December 2006, however, the prior special committee decided not to engage Oppenheimer, or any other financial advisor, before the negotiations had progressed further. The Company ultimately decided not to pursue the transaction. The disclosure under the caption “Background of the Transactions” on pages 20 of the Proxy Statement has been revised to clarify the foregoing. Other than as disclosed above, there has been no relationship between the Company and Oppenheimer in the two years prior to Oppenheimer’s engagement as the Company’s financial advisor in connection with the merger.

14. Please revise to disclose the data underlying the results described in connection with the analyses performed by Oppenheimer and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by Oppenheimer. To the extent this underlying data was not provided to the Special Committee or board, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor’s opinion without having access to such data.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Fairness Opinion of the Special Committee’s Advisor” beginning on page 39 of the Proxy Statement to include the requested disclosure.

Mr. Michael Pressman

February 20, 2008

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If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Meagan Scimone at (415) 856-7025.

Sincerely,

/s/ Gregg Vignos

Gregg Vignos

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Michael Plumleigh, Esq.

General Counsel, Critical Path, Inc.

Ji Lu, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP